  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 13, 2020

Eldorado Gold Announces Third Quarter 2020 Preliminary Production Results
and Conference Call Details

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce Q3 2020 preliminary production of 136,672 ounces of gold, a 35% increase over Q3 2019. Further detail on asset level production is shown in the table below.

Q3 and Year-to-Date 2020 Preliminary Production

Q3 Preliminary Production
Production (oz)	Q1 2020	Q2 2020	Q3 2020	Q3 2019	Q3 %Change
Kisladag	50,176	59,890	59,593	35,885	66%
Lamaque	27,353	33,095	39,525	32,037	23%
Efemcukuru	23,239	26,876	23,642	25,733	-8%
Olympias	15,182	17,921	13,912	7,941	75%
Total	115,950	137,782	136,672	101,596	35%

Year-to-Date Preliminary Production
Production (oz)	YTD 2020	YTD 2019	YTD %Change
Kisladag	169,659	89,204	90%
Lamaque	99,973	84,855	18%
Efemcukuru	73,757	77,524	-5%
Olympias	47,015	24,793	90%
Total	390,404	276,376	41%

Gold production at Kisladag increased 66% over Q3 2019 and was consistent with Q2 2020. Gold recoveries continue to be as expected and solution grades increased over the summer due to drier weather. Production for 2020 remains slightly below expectations as solution inventories remain higher than normal. We expect to see continued benefit from drawing the solution inventory down through the balance of 2020 and into 2021. Budgeted improvements are being made in the solution processing plant to further increase capacity and are expected to start coming online in Q1 2021.

Lamaque had record gold production in Q3 2020. Production was higher compared to Q3 2019 and Q2 2020 due to an increase in tonnes mined per day that was enabled by the revised Certificate of Authorization from the Quebec Ministry of Environment. Additionally, for the month of September, underground development moved into higher grade ore at the top of the C4 zone which had a positive impact on ounces produced.

Gold production at Efemcukuru for Q3 2020 was slightly lower than Q3 2019 and Q2 2020 due to lower grades processed during the quarter compared to comparative quarters.

Gold production at Olympias increased 75% over Q3 2019 as a result of investments in mine development, equipment, resources, and backfilling capacity that have improved productivity over the last year. Gold production in Q3 2020 was lower than Q2 2020 due to lower than average head grades. Throughput was lower in September 2020 due to COVID-19 protocols that were activated at site, including testing and contact tracing. The operation resumed normal levels of throughput by the end of September.

Q3 2020 Financial and Operational Results Call Details

Eldorado Gold will release its Q3 2020 Financial and Operational Results after the market closes on Thursday, October 29, 2020 and will host a conference call on Friday, October 30, 2020 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com, or via: http://services.choruscall.ca/links/eldoradogold20201030.html

Conference Call Details	Replay (available until December 4, 2020)
Date: October 30, 2020	Vancouver: +1 604 638 9010
Time: 11:30 am ET (8:30 am PT)	Toll Free: 1 800 319 6413
Dial in: +1 604 638 5340	Access code: 5357
Toll free: 1 800 319 4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold; our expectation as to our future financial and operating performance, and our strategy, plans and goals.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, and a "qualified person" under NI 43-101.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louise.burgess@eldoradogold.com